Exhibit 99.1

ESSA Pharma to Participate in Oppenheimer Fall Healthcare Life Science & MedTech Summit

HOUSTON and VANCOUVER, BC, Sept. 21, 2020 /CNW/ - ESSA Pharma Inc. (Nasdaq: EPIX) (TSX-V: EPI; ) ("ESSA" or the "Company"), a clinical-stage pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer announced the Company will be presenting at the Oppenheimer Fall Healthcare Life Sciences & MedTech Summit on September 22nd at 11:40am Eastern

Dr. David. R. Parkinson, Chief Executive Officer, will present a corporate overview of the Company's business.  Dr. Parkinson along with ESSA's Chief Operating Officer, Peter Virsik, and Chief Financial Officer, David S. Wood will be available for one-on-one meetings.

The presentations will be webcast live and can be accessed through the Investor Relations page at www.essapharma.com.  A replay of the presentations will be available on the Company's website for 90 days.

Tuesday September 22, 2020

Presentation Date: Tuesday September 22, 2020
Presentation Time: 8:40am Pacific / 11:40am Eastern

About ESSA Pharma Inc.
ESSA is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer in patients whose disease is progressing despite treatment with current therapies. The Company filed an IND with the U.S. Food and Drug Administration for EPI-7386 in the first calendar quarter of 2020 and clearance was received April 30,2020. A Clinical Trial Application was filed with Health Canada in April 2020 and authorization was received June 3rd, 2020. For more information, please visit www.essapharma.com and follow us on Twitter under @ESSAPharma.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, mCRPC, and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, the belief that the Company is on a solid path to complete the Phase 1 dose escalation, expansion, and combination studies as planned,  timing and enrollment of a Phase 1 study of EPI-7386,  other statements surrounding the Company's clinical evaluation of EPI-7386, the funds from the recent financing supporting multiple combination studies with existing anti-androgen drugs, and the Company's current cash reserves.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 19, 2019 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: Company Contact: Peter Virsik, Chief Operating Officer, ESSA Pharma Inc., Contact: (778) 331-0962; Investor Relations Contact: Alan Lada, Vice President, Solebury Trout, Contact: (617) 221-8006

CO: ESSA Pharma Inc

CNW 07:00e 21-SEP-20